J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

04 FEB 24 AM 7:21

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

04010015

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 10 February 2004

SUPPL

Dear Sir

Board Change

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 10 February 2004 in respect of the changes to the Company's Board.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

Enc

dlw 2/24

10 February 2004

J Sainsbury plc - Appointment of non-executive Deputy Chairman

J Sainsbury plc today announces that it has appointed Sir Ian Prosser as its non-executive Deputy Chairman from 29th March 2004. On that date Sir Peter Davis, Group Chief Executive, will become Chairman, as previously announced, succeeding Sir George Bull who will retire from the Board. Justin King also joins the Board as Group Chief Executive on that date.

Sir Ian in his role as Deputy Chairman, will become the Senior Independent Director and will chair the group's nomination committee. It is intended that Sir Ian will succeed Sir Peter as Chairman when Sir Peter retires following the Group's AGM in July 2005.

Sir George Bull said "As we near the completion of our business transformation programme, in which we have radically modernised our business, we are moving into trading more aggressively by investing further in quality and making Sainsbury's offer a more competitive customer proposition. The success of this strategy depends on the talent, vision and skill of our management team and we are very pleased to have attracted both Ian Prosser and Justin King to the Board.

"Ian has extensive corporate experience having served on five FTSE 100 boards including executive board posts as Chief Financial Officer, Chief Executive Officer and Chairman of Bass plc (renamed Six Continents plc) and more recently as Chairman of Intercontinental Hotels Group plc.

"My colleagues and I very much look forward to welcoming Ian to the Board."

For enquiries:

Investor Relations		Media
Roger Matthews		Jan Shawe
Lynda Ashton	+44 (0) 20 7695 7162	Pip Wood +44 (0) 20 7695 6127

Notes

1. Sir Ian Prosser (60) is non-executive Deputy Chairman of BP Plc, where he chairs the Audit Committee and is the Senior Independent non-executive Director of GlaxoSmithKline PLC. He was previously Chairman of Intercontinental Hotels Group (from which he retired on 31 December 2003), a non-executive Director of Lloyds TSB Group Plc and The Boots Company Plc.

2. The appointment of Sir Ian Prosser as Deputy Chairman has been made by the Board on the recommendation of its nomination committee which is chaired by Sir George Bull and comprises the other five non-executive directors of the Board. Whitehead Mann, a leading executive search consultancy, advised the committee on the appointment.

3. Sir Ian Prosser will be paid £150,000 per annum in his role as Deputy Chairman. On appointment as Chairman in July 2005, he will be paid £350,000 per annum. As with all of Sainsbury's non-executive directors, there is no service contract.

4. From 29 March 2004, Sir Ian will be based at Sainsbury's business centre in Holborn, central London.

5. Sir George Bull joined the board of J Sainsbury plc in April 1998 and became Chairman in July 1998. He was previously Chairman of Grand Metropolitan and later Diageo plc.